Exhibit 99.1

0 0.5 1 1.5 2 2.5 3 3.5 4 4.5 5 0 10 20 30 40 50 60 70 80 90 Median and range LDH x ULN Days since first dose of Coversin 0 0.5 1 1.5 2 2.5 3 3.5 4 4.5 5 0 10 20 30 40 50 60 70 80 90 Median and range LDH x ULN Days since first dose Coversin Results of COBALT, a Phase II clinical trial of Coversin in PNH Anita Hill 1 , Austin Kulasekararaj 2 , Jerzy Windyga 3 , Tadeusz Robak 4 , Andrzej Hellman 5 , Wynne Weston - Davies 6 , Morag Griffin 1 , Talha Munir 1 , Anna Szmigielska - Kaplon 4 , Agnieszka Piekarska 5 , Miles Nunn 6 7 1 Department of Haematology, Leeds Teaching Hospitals, Leeds, UK; 2 King’s College Hospital, London, UK, 3 Department of Diso rde rs of Hemostasis and Internal Medicine, IHIT Instytut Hematologii I Transfuzjologii , Warsaw, Poland; 4 Department of Haematology, Medical University of Lodz, Poland; 5 Department of Haematology and Transplantology , Medical University of Gdansk, Poland; 6 Akari Therapeutics Plc, 75 Wimpole Street, London W1G 9RT, UK; 7 Haematology Research Unit, University College, London, UK Background • Coversin, a 17kDa protein, binds complement C5 with high affinity ( Kd 1nM) preventing cleavage to C5a and C5b and formation of the membrane attack complex • This mode of action is similar to eculizumab, a monoclonal antibody which has been approved for treatment of paroxysmal nocturnal haemoglobinuria (PNH) since 2007 • Coversin’s inhibitory activity has been shown to be unaffected by the single amino acid C5 polymorphism which makes some patients resistant to eculizumab • Eculizumab is administered by i.v. infusion every two weeks which may interfere with the life - style, work and personal privacy of patients • Coversin is suitable for subcutaneous injection and patients can self - administer Aims • The aims of COBALT was to assess the safety and tolerability of Coversin, the efficacy* of the dosing regime and whether self - injection is well accepted *The primary efficacy endpoint was defined as reduction in lactate dehydrogenase (LDH) to < 1.8 times ULN for the investigators reference laboratory at day 28. Conclusions • Coversin daily subcutaneous injection showed positive safety profile and clinical response in PNH patients with or without C5 eculizumab resistant polymorphism • Revised, simplified dosing regimen, applied to last 3 patients in COBALT and 2 nd eculizumab resistant patient, showed rapid initial reduction in LDH and clinical response • All patients self - injected and all patients who completed COBALT (N = 7) opted to stay on Coversin at the end of the trial • More than 120 months of safety data from patients on Coversin now available • New dosing regimen being used in newly open Phase III CAPSTONE PNH trial Eculizumab Resistance: CONSENT - 1 and CONSENT - 2* • Two patients with C5 polymorphisms conferring resistance to eculizumab have now been treated with Coversin (Patient 1: >2 years; Patient 2: approx. 4 weeks) • Both patients responded to Coversin treatment • Latest LDH from 1 st patient is 1.5 x ULN (at 28 months) • Initial data from a 1st patient, treated in USA, under the revised dosing regimen with LDH 10.5 x ULN at baseline has shown a rapid reduction in LDH to 1.4 x ULN at Day 29 [see Figure on right] • Ongoing resistance study (CONSENT) open in Holland and the USA and recruiting *Patients enrolled in CONSENT were not part of the Phase II COBALT trial Weeks since first dose of Coversin Maintenance until D90 60mg then 30mg q12h x3 Original dosing regimen 15mg q12h or adjusted up to 22.5mg q12h 30mg or 45mg qD Revised dosing regimen 60mg then 30mg 12 hours later 22.5mg q12h 45mg qD or 22.5mg q12h Move into CONSERVE Principal Outcome Measures • Safety • Reduction in serum LDH: • ≤1.8 x ULN by Day 28 • Quality of life • Hemoglobin stabilization and transfusion reduction • Acceptance of self - injection Demographics • 8 patients entered: 4 male, 4 female • Age range at entry: 22 – 69 years • 6 patients previously transfusion dependent • 5 patients enrolled in Poland, 3 in UK Selection Criteria • Male or female, 18 years or older • Weight between 50 – 100 kg • PNH confirmed by flow cytometry • Complement inhibitor naïve Phase Loading dose 2D or 1D Initiation 26D or 27D COBALT Trial Design 5 patients received original dosing regimen and 3 patients received the revised dosing regimen COBALT Intention to Treat (ITT): LDH 1.5 x ULN 1.8 x ULN COBALT Original & Revised dosing: LDH 1.5 x ULN 1.8 x ULN Original Revised LDH x ULN for the two eculizumab resistant patients treated with Coversin in CONSENT trials COBALT ITT Result: Transfusion COBALT Safety Event Related Possibly Related Injection site haematoma (moderate) 1 Injection site reaction (Grade 2) 8 Abdominal discomfort (mild) 1 Oral paraesthesia (mild) 1 Rash (moderate) 2 Pruritis (moderate) 1 Headache (mild) 1 Osteoarthritis (moderate) 1 Hypophosphataemia (mild) 2 Hypoproteinaemia (mild) 2 TOTAL 2 18 Summary of Treatment emergent AEs • 4 SAEs but no treatment related SAEs • The most frequent AEs were mild self limiting injection site reactions (not shown in Table) Threshold 45mg QD Proportion of patients <5 % free C5 80.7 Proportion of patients <10 % free C5 96.9 23 rd Congress of EHA, 14 – 17 June 2018, Stockholm Pharmacodynamic model developed by BAST Ltd. Prediction is based on empirical data from Phase 1 and 2 trials but does not represent actual values. LDH and CH50 of 1 st patient N = 8 patients at each time point until day 43. N = 7 patients at day 60 and day 90. One patient (826 - 101 - 001) with a suspected comorbidity unrelated to treatment was withdrawn from the study at Day 43 LDH x ULN values at entry to trial were 7.3, 5.6, 4.8, 4.0, 4.0, 3.5, 3.3 and 2.1 LDH x ULN values at Day 28 were: 1.4, 2.2, 2.3, 1.3, 1.4, 2.7, 1.6, 1.3; LDH x ULN values at Day 60 were: 1.5, 2.1, 1.8, 2.2, 1.5, 1.4, 1.3; LDH x ULN values at Day 90 were: 1.6, 2.4, 2.0, 2.5, 1.9, 1.5, 1.2 Maximum free C5 (simulated population) Model of C5 inhibition 0 2 4 6 8 10 1 4 7 10 13 16 19 22 25 28 31 LDH x ULN Days since first dose of Coversin LDH of 2nd patient dosed 1.5 x ULN Primary efficacy endpoint Primary efficacy endpoint Revised dosing (N = 3) Original dosing (N = 5) 0 2 4 6 8 10 12 14 16 18 6 to 3 months before COBALT 3 to 0 months before COBALT COBALT 3 months after COBALT Units of PRBC transfused 616-101-003 (Patient B) 616-102-001 (Patient C) 616-103-001 (Patient D) 826-101-002 (Patient E) 616-102-002 (Patient G) 826-101-001 (Patient H) Six patients transfused prior to entering COBALT; 3 became transfusion independent in COBALT